Exhibit (d)(4)

CONFIDENTIAL

January 9, 2017

Mr. Zubeen Shroff

Galen Partners III, L.P.

Galen Partners International III, L.P.

Galen Employee Fund III, L.P.

680 Washington Boulevard

11th Floor

Stamford, CT 06901

Re:	Potential Merger

Dear Zubeen:

We are writing to Galen Partners III, L.P., Galen Partners International III, L.P. and Galen Employee Fund III, L.P. (collectively, the “Galen Partnerships”) in their capacities as holders of our Series A and B preferred stock. We are in preliminary discussions with Integra LifeSciences Holdings Corporation, whereby Integra would purchase all of the issued and outstanding common and preferred shares of Derma Sciences for $6.75-$7.00 per share. The transaction would be effected by way of a tender offer for all of the issued and outstanding common and preferred shares (the “Offer”), followed by a merger if necessary to complete the purchase of the remaining common and preferred shares (the “Merger”).

The Galen Partnerships would be entitled to liquidation preferences upon consummation of the Merger as set forth in the table below:

Galen Partnerships

Liquidation Preferences

Shareholders	Preferred Class	Shares Owned	Per Share Liquidation Preference	Total Liquidation Preference
Galen Partners III, L. P.	A	14,190	$32.00	$454,080.00
Galen Partners International, III, L.P.	A	1,374	$32.00	43,968.00
Galen Employee Fund III, L.P.	A	63	$32.00	2,016.00

Total – Series A		15,627		$500,064.00

214 Carnegie Center, Suite 300, Princeton, NJ, 08540

P: 609-514-4744    F: 609-514-8554

www.dermasciences.com

Mr. Zubeen Shroff

Galen Partners III, L.P.

Galen Partners international III, L.P.

Galen Employee Fund III, L.P.

January 9, 2017

Galen Partnerships

Liquidation Preferences

Shareholders	Preferred Class	Shares Owned	Per Share Liquidation Preference	Total Liquidation Preference
Galen Partners III, L. P.	B	47,299	$48.00	$2,270,352.00
Galen Partners International, III, L.P.	B	4,578	$48.00	219,744.00
Galen Employee Fund III, L.P.	B	208	$48.00	9,984.00

Total – Series B		52,085		$2,500,080.00

Total – Series A and B		67,712		$3,000,144.00

The Merger is subject to the approval of the holders of a majority of the Series A and Series B preferred shares voting by class. Accordingly, Derma Sciences will not entertain the Merger unless it receives the subject approvals.

Please note that the dissemination to any persons of information concerning the Merger is governed by the Securities Act of 1933, the Securities Act of 1934 and rules and regulations thereunder, together with state securities laws and regulations.

If the Galen Partnerships wish to consent to the Merger, tender their preferred shares in the Offer and, upon consummation thereof, receive the subject liquidation preference in exchange for their preferred shares, kindly so signify by signing in the space indicated. By signing in the space indicated, the Galen Partnerships agree to tender into the Offer all of their Series A preferred shares in exchange for $32.00 per share and all of their Series B preferred shares in exchange for $48.00 per share.

Very truly yours,

DERMA SCIENCES, INC.

Stephen T. Wills, CPA, MST

Executive Chairman

THE MERGER IS APPROVED AND THE LIQUIDATION PREFERENCE IS ELECTED.

APPROVAL IS SUBJECT TO THE MERGER BEING COMPLETED BY JULY 31, 2017.

GALEN PARTNERS III, L.P.

GALEN PARTNERS INTERNATIONAL III, L.P.

GALEN EMPLOYEE FUND III, L.P.

By:	/s/ Zubeen Shroff
Mr. Zubeen Shroff
Managing Director

214 Carnegie Center, Suite 300, Princeton, NJ, 08540

P: 609-514-4744    F: 609-514-8554

www.dermasciences.com